SEC FILE NUMBER
001-35180

CUSIP NUMBER 550283105

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Lumos Networks Corp.

Full Name of Registrant

N/A

Former Name if Applicable

One Lumos Plaza, P.O. Box 1068

Address of Principal Executive Office (Street and Number)

Waynesboro, Virginia 22980

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Lumos Networks Corp. (the “Company”) has determined that it is not able to file its Annual Report on Form 10-K for the year ended December 31, 2016 (the “Form 10-K”) within the prescribed time period without unreasonable effort or expense for the reasons described below.

The Company needs additional time to complete its internal control over financial reporting assessment and related disclosures with respect to an identified material weakness in internal control over financial reporting due to insufficient review procedures over its accounting for certain financing arrangements in income taxes.

Notwithstanding the Company’s inability to file the Form 10-K within the prescribed time period, the Company currently does not expect any changes to the results it previously reported in its press release dated March 8, 2017.

The Company expects to file the Form 10-K within the extension period of 15 calendar days as provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

The Company’s expectation regarding the timing of the filing of the Form 10-K and the description of anticipated material changes from the results of operation from the corresponding period of the last fiscal year are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, and actual events may differ from those contemplated by these forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties, including the inability of the Company or its independent registered public accounting firm to complete the work necessary in order to file the Form 10-K in the time frame that is anticipated or unanticipated changes being reported in the Company’s operating results as reported in the Form 10-K as filed. The Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Johan G. Broekhuysen	540	946-2000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

The Company presently expects that the results of operations to be included in the Form 10-K will reflect significant changes in operations from the prior year consistent with the comparative results of operations disclosed in the Company’s earnings press release (the “Press Release”) included in its Current Report on Form 8-K furnished with the Securities and Exchange Commission on March 8, 2017. The Company currently anticipates that its financial statements to be included in its Form 10-K will report results of operations for the quarter and fiscal year ended December 31, 2016 materially consistent with the results of operations reported in the Press Release. The Press Release is incorporated herein by reference.

Lumos Networks Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2017	By:	/s/ Johan G. Broekhuysen
Johan G. Broekhuysen, Executive Vice President, Chief Financial Officer and Chief Accounting Officer